12/10/2002

UNITE
SECURITIES AND E}
Washington, D.C. ~~~~



02053184

VF 12-2-02

FACING PAGE

Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01//02_____ AND ENDING _____9/27/02_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

iCapital Markets LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

70 Hudson Street

RECD S.E.C.

NOV 26 2002

                    (No. and Street)

Jersey City   New Jersey   07302
      (City)   (State)   530   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. John R. MacDonald   (402) 331-7856
                                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                    (Name – *if individual, state last, first, middle name*)

2000 First National Center	Omaha	Nebraska	68102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                              contained in this form are not required to respond unless the form displays
                              a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____John R. MacDonald_____ swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____iCapital Markets LLC_____, as of _____September 27_____, 2002___, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Name

Chief Financial Officer
Title

GENERAL NOTARY-State of Nebraska
CHERYL L. SMITH
My Comm. Exp. March 10, 2004

Cheryl L. Smith
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Deloitte & Touche LLP
1620 Dodge Street
First Financial Center, Ste. 2000
Omaha, Nebraska 68102-1578

Tel: (402) 346-7788
Fax: (402) 344-0372
www.deloitte.com

**Deloitte
& Touche**

INDEPENDENT AUDITORS' REPORT

iCapital Markets LLC
Jersey City, New Jersey

We have audited the following financial statements of iCapital Markets LLC (the "Company") (a wholly-owned subsidiary of Datek Online Holding Corporation, a wholly-owned subsidiary of Ameritrade Holding Corporation) as of September 27, 2002, and for the period from January 1, 2002 to September 27, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Pages
FINANCIAL STATEMENTS:	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-9

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of iCapital Markets LLC at September 27, 2002, and the results of its operations and its cash flows for the period from January 1, 2002 to September 27, 2002 in conformity with accounting principles generally accepted in the United States of America.



Deloitte
Touche
Tohmatsu

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of iCapital Markets LLC as of September 27, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

Page

SUPPLEMENTAL SCHEDULE:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

November 15, 2002
Omaha, Nebraska

iCAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 27, 2002

ASSETS

Cash and Cash Equivalents	$ 7,863,547
Receivables from Brokers and Dealers, net of allowance of $3,969,172	1,819,468
Non-marketable Securities	585,600
Receivable from Affiliates	1,094,069
Deferred Income Taxes	271,772
Other Assets	11,959
Total Assets	$11,646,415

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts Payable and Accrued Liabilities	$ 3,416,860
Payable to Affiliates	1,734,353
Financial Instruments Not Yet Purchased, at fair value	8,300
Income Taxes Payable	105,832
Total Liabilities	5,265,345
Member's Equity	6,381,070
Total Liabilities and Member's Equity	$11,646,415

See notes to financial statements.

iCAPITAL MARKETS LLC

STATEMENT OF OPERATIONS
FOR THE PERIOD JANUARY 1, 2002 TO SEPTEMBER 27, 2002

Operating Revenues:	
Commissions	$ 2,906,859
Other income	13,912,863
Total Revenues	16,819,722
Operating Expenses:	
Affiliate administrative allocations	8,404,716
Commission paid to broker/dealers	3,803,651
Communication and data processing	2,494,814
Compensation and benefits	619,014
Depreciation and amortization	11,136
Occupancy and equipment costs	1,443,964
Professional services	2,934,292
Provision for bad debts	219,940
Regulatory	65,156
Trade errors	40,908
Provision for legal settlement (Note 4)	(3,169,000)
Other	287,285
Total Operating Expenses	17,155,876
Loss From Operations	(336,154)
Income Tax Benefit	
Current	(1,329,789)
Deferred	(89,322)
	(1,419,111)
Net Income	$ 1,082,957

See notes to financial statements.

4

iCAPITAL MARKETS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD FROM JANUARY 1, 2002 TO SEPTEMBER 27, 2002

Balance, January 1, 2002	$ 15,531,719
Member's Withdrawals	(13,450,000)
Member's Contributions	5,000,000
Acquisition of Datek Online Holdings Corporation by Ameritrade Holding Corporation	(1,783,606)
Net Income	1,082,957
Balance, September 27, 2002	$ 6,381,070

See notes to financial statements.

iCAPITAL MARKETS LLC

STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JANUARY 1, 2002 TO SEPTEMBER 27, 2002

Cash Flows from Operating Activities:	
Net income	$ 1,082,957
Adjustments to reconcile net income to	
net cash flows from operating activities:	
Depreciation and amortization	11,136
Deferred income taxes	(89,322)
Changes in operating assets and liabilities:	
Receivables from brokers, dealers, and clearing organizations	745,848
Receivables from customers and correspondents	2,462,692
Prepaid expenses	67,326
Other assets	503,649
Payable to brokers, dealers, and clearing organizations	(354,467)
Payable to customers and correspondents	(12,072,714)
Accounts payable and accrued liabilities	(346,670)
Net Cash Flows from Operating Activities	(7,989,565)
Cash Flows from Financing Activities:	
Return of member's equity to Parent Company	(13,450,000)
Member's contributions	5,000,000
Net Cash Flows from Financing Activities	(8,450,000)
Net Decrease in Cash and Cash Equivalents	(16,439,565)
Cash and Cash Equivalents at Beginning of Year	24,303,112
Cash and Cash Equivalents at End of Year	$ 7,863,547

See notes to financial statements.

6

iCAPITAL MARKETS LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM JANUARY 1, 2002 TO SEPTEMBER 27, 2002

1. **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    iCapital Markets LLC (the "Company"), is a wholly-owned subsidiary of Datek Online Holdings Corporation (the "Parent Company"), which is a wholly-owned subsidiary of Ameritrade Holding Corporation ("Ameritrade") and is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. The Company is engaged in a variety of businesses including trade execution services and software servicing.

    On September 9, 2002, the Company was acquired by Ameritrade. Due to this change in ownership, the Company's fiscal year-end changed from December 31, to the last Friday in September to coincide with Ameritrade's year-end.

    The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Securities and Exchange Commission, as no such liabilities existed at September 27, 2002 or during the period then ended.

    The Company earns transaction revenue from routing customer orders to electronic communication networks and other broker-dealers. The Company earns software service fees from certain broker-dealers' usage of the Company's proprietary software, The Watcher Plus System, which facilitates trade execution. Revenue is recorded on a trade date basis.

    Financial instruments owned and financial instruments sold but not yet purchased are recorded on a trade date basis at fair value, and the resulting gains and losses are included in principal transactions revenue. The Company maintains inventory positions primarily to facilitate client trading requirements. The fair value of trading positions is generally based on listed market prices. If listed market prices are not available or if liquidating the positions would reasonably be expected to impact market prices, fair value is determined based on other relevant factors including management's estimates of amounts to be realized on settlement.

    The Company considers temporary, highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

    The Company considers the amounts presented for financial instruments on the Statement of Financial Condition to be reasonable estimates of fair value.

    The Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" on January 1, 2002. Goodwill amortization ceased upon adoption of this standard. In addition, no impairment resulted from the Company's transitional impairment test.

    The Company reviews long-lived assets and certain intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In such cases, the expected future cash flows (undiscounted and without interest charges) resulting from the use of the asset are estimated and an impairment loss is recognized if the sum of such cash flows is less than the carrying amount of the asset. Should such an assessment indicate that the value of a long-lived asset or intangible asset is impaired, an impairment loss is recognized for the difference between the carrying value of the asset and its estimated fair value.

7

The results of operations of the Company are included in the consolidated income tax return of Ameritrade filed on a calendar year basis. The Company was included in the consolidated income tax return of its former owner through September 8, 2002. As a single member limited liability company ("LLC"), the Company is treated as a branch for tax purposes. Under the terms of the tax sharing agreement with Ameritrade, the Company is allocated a provision for income taxes based on the tax that would have been determined on a separate tax return basis. Benefits to the extent available in the consolidated tax return are credited to the Company on a pro rata basis. Deferred income taxes are provided for temporary differences between financial statement income and taxable income. The principal temporary differences arise primarily from acquisition reserves and certain accrued liabilities. Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities. The Company's effective income tax rate differs from the federal statutory rate due principally to state and local income taxes and the reversal of legal reserves for which deferred income taxes were not established.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. **NET CAPITAL**

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital, as defined in the Rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 27, 2002, the Company had net capital and a net capital requirement of $5,229,815 and $250,000, respectively.

3. **EMPLOYEE BENEFIT PLANS**

The Parent Company has a 401(k) plan, under which the Company makes discretionary contributions. The Company's expense relating to the Plan, included in compensation and benefits, was $23,263 for the period ended September 27, 2002.

The Company's employees participate in Ameritrade's stock option and incentive plans. The Company generally recognizes no compensation relating to the plans.

4. **COMMITMENTS AND CONTINGENCIES**

The Company is a party to a number of legal matters arising in the ordinary course of its business. In management's opinion, the Company has adequate legal defenses regarding each of these actions and does not believe that any such matters, either individually or in the aggregate, will materially affect the Company's results of operations or its financial position.

In the normal course of business, the Company's customer activities involve, through its clearing firm, various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company leases certain equipment and facilities through an affiliated company on a month-to-month basis. Rent expense for the period from January 1, 2002 to September 27, 2002 was $1,443,364.

On January 24, 2002, the Company, without admitting or denying liability, settled charges by the SEC that Datek Securities Corporation, a predecessor to the Company, engaged in an allegedly fraudulent day-trading scheme. The Company was censured and paid a fine of $6.8 million. On the same day, the U.S. Attorney's Office for the Southern District of New York issued a declination of prosecution to the

8

Company and its Parent Company in connection with the allegations the Company settled with the SEC. The Company had provided a reserve for this matter amounting to $10 million. The balance of the reserve relating to this matter amounting to $3.2 million was reversed during the period ended September 27, 2002.

5. **OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK**

In the normal course of business, the Company clears securities transactions through an affiliated clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and its clearing broker, the clearing broker has the right to recover losses resulting from a counterparty's failure to fulfill its contractual obligations. The Company seeks to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

Credit exposure may result in the event that the Company's clearing broker is unable to fulfill its contractual obligations, the subsequent settlement of open positions at September 27, 2002 had no material adverse effect on the financial position of the Company.

During the normal course of its business, the Company may sell securities that have not yet been purchased, which represent obligations of the Company to deliver the specified security at a later date, thereby creating a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recorded on the statement of financial condition. The Company seeks to control such market risk through the use of internal monitoring guidelines. The Company does not engage in any derivative activities.

6. **ACQUISITION**

On September 9, 2002, the merger of Ameritrade Online Holdings Corp. ("AOH") (formerly Ameritrade Holding Corporation), a Delaware corporation, and the Parent Company, a Delaware corporation, was completed. The merger was accomplished through corporate reorganizations whereby AOH became a wholly-owned subsidiary of Ameritrade then the Parent Company was acquired and became a wholly-owned subsidiary of Ameritrade. Pursuant to the terms of the merger agreement, each share of Common Stock of AOH was automatically converted into one share of Common Stock of Ameritrade, and the stockholders of the Parent Company in the aggregate received 216,341,375 shares of Common Stock of Ameritrade and approximately $235,000,000 in cash of the Parent Company, which was distributed concurrently with the closing of the merger.

None of the goodwill associated with the acquisition is expected to be deductible for income tax purposes. Exit and involuntary termination costs were recorded in connection with the transaction and consist primarily of severance and other involuntary termination costs for approximately 900 employees of the Parent Company and costs associated with closing facilities of the Parent Company in New Jersey and New York. Approximately $541,688,000 of goodwill and $243,655,000 of acquired intangible assets resulted from the entire transaction. A summary of the preliminary purchase allocation of assets and liabilities to the Company follows:

Exit and involuntary termination costs	$ (439,012)
Deferred income taxes	(1,477,325)
Other adjustments, net	132,731
Net allocated to the Company	$(1,783,606)

iCAPITAL MARKETS LLC

SUPPLEMENTAL SCHEDULE
COMPUTATION OF NET CAPITAL FOR BROKER AND DEALERS PURSUANT
TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF SEPTEMBER 27, 2002

Computation of Net Capital:
Member's equity $6,381,070

Nonallowable Assets:
Receivables from affiliates $ (122,416)
Non-marketable securities   (585,600)
Deferred income taxes   (271,772)
Other assets   (11,959)

    Total Nonallowable Assets   (991,747)

Net Capital before Haircuts on Securities   5,389,323

Haircuts on Securities   (159,508)

Net Capital $5,229,815

Minimum Net Capital Requirement $ 250,000

Capital in Excess of Minimum Requirements $4,979,815

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the above computation of net capital Pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited PartIIA FOCUS Report filing as of September 27, 2002.

10

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

iCapital Markets LLC
Jersey City, New Jersey

In planning and performing our audit of the financial statements of iCapital Markets LLC (the "Company") for the period from January 1, 2002 to September 27, 2002 (on which we issued our report dated November 15, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

11

Our consideration of the Company's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 27, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

November 15, 2002
Omaha, Nebraska

iCAPITAL MARKETS LLC
(S.E.C. I.D. No. 8-23769)

Financial Statements for the Period from
January 1, 2002 to September 27, 2002 and
Supplemental Schedule and Supplemental
Report on Internal Control for the Period
January 1, 2002 to September 27, 2002
and Independent Auditors' Report

